Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 81948072

SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
FEDERAL INSURANCE COMPANY

ONE LINCOLN STREET	Incorporated under the laws of Indiana
BOSTON, MA 02110	a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	July 1, 2008
		to	12:01 a.m. on	July 1, 2009

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

		DEDUCTIBLE
INSURING CLAUSE	LIMIT OF LIABILITY	AMOUNT
1. Employee	$5,000,000	$25,000
2. On Premises	$5,000,000	$25,000
3. In Transit	$5,000,000	$25,000
4. Forgery or Alteration	$5,000,000	$25,000
5. Extended Forgery	$5,000,000	$25,000
6. Counterfeit Money	$5,000,000	$25,000
7. Threats to Person	$5,000,000	$0
8. Computer System	$5,000,000	$25,000
9. Voice Initiated Funds Transfer Instruction	$5,000,000	$25,000
10. Uncollectible Items of Deposit	$5,000,000	$25,000
11. Audit Expense	$250,000	$25,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 — 4
IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

	Secretary	President

Countersigned by
Authorized Representative
ICAP Bond (5-98) — Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

	The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.	in an armored motor vehicle, including loading and unloading thereof,

		b.	in the custody of a natural person acting as a messenger of the ASSURED, or

		c.	in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

			(1) written records,

			(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

			(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

		Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Insuring Clauses (continued)

Forgery Or Alteration	4.	Loss resulting directly from:

		a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

		excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond. For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.	acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original
			Securities, documents or other written instruments which prove to:

			(1) bear a Forgery or a fraudulently material alteration,

			(2) have been lost or stolen, or

			(3) be Counterfeit, or

		b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

		Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring Clauses

Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

		It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:

		a.	entries of data into, or

		b.	changes of data elements or programs within,
		a Computer System, provided the fraudulent entry or change causes:

			(1) funds or other property to be transferred, paid or delivered,

			(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

			(3) an unauthorized account or a fictitious account to be debited or credited.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

Insuring Clauses (continued)

Voice Initiated Funds Transfer Instruction	9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

		a.	received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

		In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.	Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a.	redemptions or withdrawals to be permitted,

		b.	shares to be issued, or

		c.	dividends to be paid,
		from an account of an Investment Company.

		In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit. Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

General Agreements

Additional Companies Included As Assured	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:

		(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

		(2)	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

		(3)	The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

		(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

		(5)	If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.	The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General Agreements (continued)

Additional Offices Or Employees — Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities — Notice To Company	C.	If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

		(2)	been caused or will be caused by an employee, or

		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:

		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company	D.	When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

		(3)	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

		(1)	an Employee admits to being guilty of Larceny or Embezzlement,

		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

General Agreements

Court Costs And Attorneys’ Fees (continued)	(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

Conditions And Limitations

Definitions	1.	As used in this Bond:

		a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

		d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

		e.	Employee means:

(1) an officer of the ASSURED,

(2)  a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the ASSURED’S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

(6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7)  a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions And Limitations

Definitions (continued)	(8)	each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)	any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

		b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions And Limitations

Definitions (continued)	f.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions And Limitations

Definitions (continued)		m.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses	2.	This bond does not directly or indirectly cover:

		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

Conditions And Limitations

General Exclusions - Applicable to All Insuring Clauses		h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
(continued)		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

		j.	loss of confidential information, material or data;

		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring	3.	This Bond does not directly or indirectly cover:

Clauses Except Insuring Clause 1.		a.	loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)  to do bodily harm to any natural person, except loss of Property in    transit in the custody of any person acting as messenger of the    ASSURED, provided that when such transit was initiated there was no    knowledge by the ASSURED of any such threat, and provided further    that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or Property of the ASSURED;
c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;
e.	loss of property while in the mail;
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions And
Limitations

Specific Exclusions- Applicable To All Insuring Clauses Except Insuring Clause 1. (continued)	f.	loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

	g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;
	h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or
	i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions- Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.	This bond does not directly or indirectly cover:

a.  loss resulting from the complete or partial non-payment of or default on any  loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;
c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability	5.	At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c. all acts, other than those specified in a. above, of any one person, or
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions And
Limitations

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)		d. any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

		All acts, as specified in c. above, of any one person which

		i. directly or indirectly aid in any way wrongful acts of any other person or persons, or
		ii. permit the continuation of wrongful acts of any other person or persons

		whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

		a. facts which may subsequently result in a loss of a type covered by this Bond, or

		b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

		regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company — Proof — Legal Proceedings Against Company	7.
a.   The ASSURED shall give the COMPANY notice thereof at the earliest  practicable moment, not to exceed sixty (60) days after discovery of loss, in  an amount that is in excess of 50% of the applicable DEDUCTIBLE  AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed  with the COMPANY or after the expiration of twenty-four (24) months from  the discovery of such loss.

		e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)Page 14 of 19

Conditions And
Limitations

Notice To Company - Proof - Legal Proceedings Against Company (continued)		f. Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount	8.	The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

		The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

		The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or
		for such privileges, the value shall be fixed by agreement between the parties. OTHER PROPERTY

		The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions And
Limitations
(continued)

Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities. The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT — one hundred (100%) percent;

		b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY — the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.    for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of  the applicable LIMIT OF LIABILITY bears to the value of the securities.

		The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

		The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation — Assignment - Recovery	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

		Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a. first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

		b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

		c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions And
Limitations

Subrogation -Assignment - Recovery (continued)		d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

		Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a. submit to examination by the COMPANY and subscribe to the same under oath,

		b. produce for the COMPANY’S examination all pertinent records, and

		c. cooperate with the COMPANY in all matters pertaining to the loss.

		The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the  COMPANY to all ASSURED Investment Companies and to the Securities and  Exchange Commission, Washington, D.C., not less than sixty (60) days prior to  the effective date of such termination.

		This Bond will terminate as to any one ASSURED, other than an Investment Company:

		a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

		The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions And
Limitations

Termination (continued)		If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

		b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

		The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a. the ASSURED,

		b. a Transportation Company, or

		c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

		If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)  Page 18 of 19

Conditions And
Limitations

Change or Modification (continued)	If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.
ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98)  Page 19 of 19

 POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises  of a United States Mission; and to have been committed by an individual or individuals as  part of an effort to coerce the civilian population of the United States or to influence the  policy or affect the conduct of the United States Government by coercion.
You should know that the insurance provided by your policy for losses caused by acts of  terrorism is partially reimbursed by the United States under the formula set forth in the  Act. Under this formula, the United States pays 85% of covered terrorism losses that  exceed the statutorily established deductible to be paid by the insurance company  providing the coverage.
However, if aggregate insured losses attributable to terrorist acts certified under the Act  exceed $100 billion in a Program Year (January 1 through December 31), the Treasury  shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.
10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed  $100 billion in a Program Year (January 1 through December 31) and we have met our  insurer deductible under the Act, we shall not be liable for the payment of any portion of  the amount of such losses that exceeds $100 billion, and in such case insured losses up  to that amount are subject to pro rata allocation in accordance with procedures  established by the Secretary of the Treasury.
The portion of your policy’s annual premium that is attributable to insurance for such acts  of terrorism is: $ -0-.
If you have any questions about this notice, please contact your agent or broker.
10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS
                        All of the members of the Chubb Group of Insurance companies doing business in the United  States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of  the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.
                        Thank you for choosing Chubb.
10-02-1295 (ed. 6/2007)

                                                                                                         Important Notice:
The SEC Requires Proof of Your Fidelity Insurance Policy
Your company is now required to file an electronic copy of your fidelity insurance coverage  (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to  rules adopted by the SEC on June 12, 2006.
Chubb is in the process of providing your agent/broker with an electronic copy of your  insurance policy as well as instructions on how to submit this proof of fidelity insurance  coverage to the SEC. You can expect to receive this information from your agent/broker  shortly.
The electronic copy of your policy is provided by Chubb solely as a convenience and does not  affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.  The terms and conditions of the policy mailed to you, which are the same as those set forth in  the electronic copy, constitute the entire agreement between your company and Chubb.
If you have any questions, please contact your agent or broker.
Form 14-02-12160 (ed. 7/2006)

 FEDERAL INSURANCE COMPANY
Endorsement No: 1
 Bond Number: 81948072
NAME OF ASSURED: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
SPDR® SERIES TRUST (f/k/a streetTRACKS® SERIES TRUST)
SPDR® DJ Wilshire Total Market ETF
SPDR® DJ Wilshire Large Cap ETF
SPDR® DJ Wilshire Large Cap Growth ETF
SPDR® DJ Wilshire Large Cap Value ETF
SPDR® DJ Wilshire Mid Cap ETF
SPDR® DJ Wilshire Mid Cap Growth ETF
SPDR® DJ Wilshire Mid Cap Value ETF
SPDR® DJ Wilshire Small Cap ETF
SPDR® DJ Wilshire Small Cap Growth ETF
SPDR® DJ Wilshire Small Cap Value ETF
SPDR® DJ Global Titans ETF
DJ Wilshire REIT ETF
KBW Bank ETF
KBW Capital Markets ETF
KBW Insurance ETF
Morgan Stanley Technology ETF
SPDR® S&P® Dividend ETF
SPDR® S&P® Biotech ETF
SPDR® S&P® Homebuilders ETF
SPDR® S&P® Metals & Mining ETF
SPDR® S&P® Oil & Gas Equipment & Services ETF
SPDR® S&P® Oil & Gas Exploration & Production ETF
SPDR® S&P® Pharmaceuticals ETF
SPDR® S&P® Retail ETF
SPDR® S&P® Semiconductor ETF
KBW Regional BankingSM ETF
SPDR® Lehman 1-3 Month T-Bill ETF
SPDR® Lehman Intermediate Term Treasury ETF
SPDR® Lehman Long Term Treasury ETF
SPDR® Barclays Capital TIPS ETF
SPDR® Lehman Aggregate Bond ETF
SPDR® Lehman Municipal Bond ETF
SPDR® Lehman International Treasury Bond ETF
SPDR® Lehman California Municipal Bond ETF
SPDR® Lehman New York Municipal Bond ETF
SPDR® Lehman Short Term Municipal Bond ETF
ICAP Bond
Form 17-02-0949 (Rev. 1-97)

SPDR® Lehman High Yield Bond ETF
SPDR® DB International Government Inflation-Protected Bond ETF
SPDR® INDEX SHARES FUNDS (f/k/a streetTRACKS® INDEX SHARES FUNDS)
DJ STOXX 50® ETF
DJ EURO STOXX 50® ETF
SPDR® DJ Wilshire International Real Estate ETF
SPDR® DJ Wilshire Global Real Estate ETF
SPDR® FTSE/Macquarie Global Infrastructure 100 ETF
SPDR® MSCI ACWI ex-US ETF
SPDR® Russell/Nomura PRIME™ Japan ETF
SPDR® Russell/Nomura Small Cap™ Japan ETF
SPDR® S&P® China ETF
SPDR® S&P® Emerging Asia Pacific ETF
SPDR® S&P® Emerging Markets ETF
SPDR® S&P® Emerging Markets SMALL CAP ETF
SPDR® S&P® Emerging Europe ETF
SPDR® S&P® Emerging Latin America ETF
SPDR® S&P® Emerging Middle East & Africa ETF
SPDR® S&P® World ex-US ETF
SPDR® S&P® International Small Cap ETF
SPDR® S&P® International Mid Cap ETF
SPDR® S&P® BRIC 40 ETF
SPDR® S&P® International Dividend ETF
This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: October 22, 2008

By	Authorized Representative
ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 2
To be attached to and form a part of Bond No. 81948072
Issued to: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

By	Authorized Representative
17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY
Endorsement No: 3
Bond Number: 81948072
NAME OF ASSURED: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1.	By adding to Section 13., Termination, the following:

“Termination By The Company Bonds In Effect For More Than Sixty (60) Days If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:
1.	Nonpayment of premium;

2.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6.	Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY’S solvency or would place the COMPANY in violation of the insurance laws of any state;

7.	Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’S policyholders, creditors or the public;

8.	Such other reasons that are approved by the Commissioner;

9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.	Substantial breaches of contractual duties, conditions or warranties; or

11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.
ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less
If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.
Notice Of Termination
Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.
If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.
All notice of cancellation shall state the reason(s) for cancellation.
There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.
Notice Of Nonrenewal
If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED’S agent or broker, if any.
Such notice shall contain all of the following:
a.	Bond Number:

b.	Date of Notice;

c.	Reason for Cancellation;

d.	Expiration Date of the Bond;

e.	Effective Date and Hour of Cancellation.
Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.
ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations
Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.
Conditional Renewal
If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.”
2.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.
This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: October 22, 2008

By	Authorized Representative
ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 3

Effective date of
this endorsement: July 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement No.: 4
To be attached to and form a part of Bond Number: 81948072
Issued to: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: October 22, 2008

By	Authorized Representative
Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY
Endorsement No.: 5
Bond Number: 81948072
NAME OF ASSURED: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety. This Endorsement applies to loss discovered after 12:01 a.m. on July 16, 2008. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: October 22, 2008

By	Authorized Representative
ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No: 6

Bond Number: 81948072
NAME OF ASSURED: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
SPDR® SERIES TRUST (f/k/a streetTRACKS® SERIES TRUST)
SPDR® DJ Wilshire Total Market ETF
SPDR® DJ Wilshire Large Cap ETF
SPDR® DJ Wilshire Large Cap Growth ETF
SPDR® DJ Wilshire Large Cap Value ETF
SPDR® DJ Wilshire Mid Cap ETF
SPDR® DJ Wilshire Mid Cap Growth ETF
SPDR® DJ Wilshire Mid Cap Value ETF
SPDR® DJ Wilshire Small Cap ETF
SPDR® DJ Wilshire Small Cap Growth ETF
SPDR® DJ Wilshire Small Cap Value ETF
SPDR® DJ Global Titans ETF
DJ Wilshire REIT ETF
KBW Bank ETF
KBW Capital Markets ETF
KBW Insurance ETF
Morgan Stanley Technology ETF
SPDR® S&P® Dividend ETF
SPDR® S&P® Biotech ETF
SPDR® S&P® Homebuilders ETF
SPDR® S&P® Metals & Mining ETF
SPDR® S&P® Oil & Gas Equipment & Services ETF
SPDR® S&P® Oil & Gas Exploration & Production ETF
SPDR® S&P® Pharmaceuticals ETF
SPDR® S&P® Retail ETF
SPDR® S&P® Semiconductor ETF
KBW Regional BankingSM ETF
SPDR® Lehman 1-3 Month T-Bill ETF
SPDR® Lehman Intermediate Term Treasury ETF
SPDR® Lehman Long Term Treasury ETF
SPDR® Barclays Capital TIPS ETF
SPDR® Lehman Aggregate Bond ETF
SPDR® Lehman Municipal Bond ETF
SPDR® Lehman International Treasury Bond ETF
SPDR® Lehman California Municipal Bond ETF
SPDR® Lehman New York Municipal Bond ETF
SPDR® Lehman Short Term Municipal Bond ETF
ICAP Bond
Form 17-02-0949 (Rev. 1-97)

SPDR® Lehman High Yield Bond ETF
SPDR® DB International Government Inflation-Protected Bond ETF
SPDR® INDEX SHARES FUNDS (f/k/a streetTRACKS® INDEX SHARES FUNDS)
DJ STOXX 50® ETF
DJ EURO STOXX 50® ETF
SPDR® DJ Wilshire International Real Estate ETF
SPDR® DJ Wilshire Global Real Estate ETF
SPDR® FTSE/Macquarie Global Infrastructure 100 ETF
SPDR® MSCI ACWI ex-US ETF
SPDR® Russell/Nomura PRIME™ Japan ETF
SPDR® Russell/Nomura Small Cap™ Japan ETF
SPDR® S&P® China ETF
SPDR® S&P® Emerging Asia Pacific ETF
SPDR® S&P® Emerging Markets ETF
SPDR® S&P® Emerging Markets SMALL CAP ETF
SPDR® S&P® Emerging Europe ETF
SPDR® S&P® Emerging Latin America ETF
SPDR® S&P® Emerging Middle East & Africa ETF
SPDR® S&P® World ex-US ETF
SPDR® S&P® International Small Cap ETF
SPDR® S&P® International Mid Cap ETF
SPDR® S&P® BRIC 40 ETF
SPDR® S&P® International Dividend ETF
SPDR® S&P® International Consumer Discretionary Sector ETF
SPDR® S&P® International Consumer Staples Sector ETF
SPDR® S&P® International Energy Sector ETF
SPDR® S&P® International Financial Sector ETF
SPDR® S&P® International Health Care Sector ETF
SPDR® S&P® International Industrial Sector ETF
SPDR® S&P® International Materials Sector ETF
SPDR® S&P® International Technology Sector ETF
SPDR® S&P® International Telecommunications Sector ETF
SPDR® S&P® International Utilities Sector ETF
This Endorsement applies to loss discovered after 12:01 a.m. on July 16, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: October 22, 2008

By	Authorized Representative
ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.: 7
Bond Number: 81948072
NAME OF ASSURED: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 6 in its entirety. This Endorsement applies to loss discovered after 12:01 a.m. on September 4, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: October 22, 2008

By	Authorized Representative
ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No: 8

Bond Number: 81948072
NAME OF ASSURED: SPDR(R) SERIES TRUST AND SPDR(R) INDEX SHARES FUNDS
NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
SPDR® SERIES TRUST (f/k/a streetTRACKS® SERIES TRUST)
SPDR® DJ Wilshire Total Market ETF
SPDR® DJ Wilshire Large Cap ETF
SPDR® DJ Wilshire Large Cap Growth ETF
SPDR® DJ Wilshire Large Cap Value ETF
SPDR® DJ Wilshire Mid Cap ETF
SPDR® DJ Wilshire Mid Cap Growth ETF
SPDR® DJ Wilshire Mid Cap Value ETF
SPDR® DJ Wilshire Small Cap ETF
SPDR® DJ Wilshire Small Cap Growth ETF
SPDR® DJ Wilshire Small Cap Value ETF
SPDR® DJ Global Titans ETF
SPDR® DJ Wilshire REIT ETF
SPDR® KBW Bank ETF
SPDR® KBW Capital Markets ETF
SPDR® KBW Insurance ETF
SPDR® Morgan Stanley Technology ETF
SPDR® S&P® Dividend ETF
SPDR® S&P® Biotech ETF
SPDR® S&P® Homebuilders ETF
SPDR® S&P® Metals & Mining ETF
SPDR® S&P® Oil & Gas Equipment & Services ETF
SPDR® S&P® Oil & Gas Exploration & Production ETF
SPDR® S&P® Pharmaceuticals ETF
SPDR® S&P® Retail ETF
SPDR® S&P® Semiconductor ETF
SPDR® KBW Regional BankingSM ETF
SPDR® Lehman 1-3 Month T-Bill ETF
SPDR® Lehman Intermediate Term Treasury ETF
SPDR® Lehman Long Term Treasury ETF
SPDR® Barclays Capital TIPS ETF
SPDR® Lehman Aggregate Bond ETF
SPDR® Lehman Municipal Bond ETF

ICAP Bond
Form 17-02-0949 (Rev. 1-97)

SPDR® Lehman International Treasury Bond ETF
SPDR® Lehman California Municipal Bond ETF
SPDR® Lehman New York Municipal Bond ETF
SPDR® Lehman Short Term Municipal Bond ETF
SPDR® Lehman High Yield Bond ETF
SPDR® DB International Government Inflation-Protected Bond ETF
SPDR® INDEX SHARES FUNDS (f/k/a streetTRACKS® INDEX SHARES FUNDS)
SPDR® DJ STOXX 50 ETF SPDR® DJ EURO STOXX 50 ETF SPDR® DJ Wilshire International Real Estate ETF
SPDR® DJ Wilshire Global Real Estate ETF
SPDR® FTSE/Macquarie Global Infrastructure 100 ETF
SPDR® MSCI ACWI ex-US ETF
SPDR® Russell/Nomura PRIME™ Japan ETF
SPDR® Russell/Nomura Small Cap™ Japan ETF
SPDR® S&P® China ETF
SPDR® S&P® Emerging Asia Pacific ETF
SPDR® S&P® Emerging Markets ETF
SPDR® S&P® Emerging Markets SMALL CAP ETF
SPDR® S&P® Emerging Europe ETF
SPDR® S&P® Emerging Latin America ETF
SPDR® S&P® Emerging Middle East & Africa ETF
SPDR® S&P® World ex-US ETF
SPDR® S&P® International Small Cap ETF
SPDR® S&P® International Mid Cap ETF
SPDR® S&P® BRIC 40 ETF
SPDR® S&P® International Dividend ETF
SPDR® S&P® International Consumer Discretionary Sector ETF
SPDR® S&P® International Consumer Staples Sector ETF
SPDR® S&P® International Energy Sector ETF
SPDR® S&P® International Financial Sector ETF
SPDR® S&P® International Health Care Sector ETF
SPDR® S&P® International Industrial Sector ETF
SPDR® S&P® International Materials Sector ETF
SPDR® S&P® International Technology Sector ETF
SPDR® S&P® International Telecommunications Sector ETF
SPDR® S&P® International Utilities Sector ETF
This Endorsement applies to loss discovered after 12:01 a.m. on September 4, 2008.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

Date: October 22, 2008

By	Authorized Representative
ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

FID BOND SECRETARY CERTIFICATE.DOC
SECRETARY’S CERTIFICATE
I, Ryan M. Louvar, Secretary of SPDR® Series Trust and SPDR® Index Shares Funds (collectively, the “Trusts”), hereby certify that the following resolutions were approved by the Boards of Trustees of the Trusts (which is comprised of a majority of Trustees who were not considered “interested persons” as that term is defined in the Investment Company Act of 1940, as amended (“1940 Act”)) at a meeting duly called and held on May 29, 2008:
Resolved, that the Joint Bond issued by Chubb Group of Insurance Companies for the period from July 1, 2008 to July 1, 2009, which covers each officer and employee of the Trusts who may have access to the Trusts’ securities or funds, or the power to direct disposition thereof, be, and hereby is, approved in all respects with respect to the existing SPDR ETFs and the New ETFs; and further
Resolved,that the Boards of Trustees, including a majority of the Independent Trustees, of the Trusts have determined that entering into the Joint Bond as presented at this Meeting is in the best interest of the Trusts; and further
Resolved,that the coverage amount of $5,000,000 is the appropriate level of coverage, based on the gross assets of the Trusts, having considered all relevant factors, including, without limitation, the value of the aggregate assets of the Trusts to which any covered person may have access, the types and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities held in the respective Funds and the daily monitoring of the Trusts’ assets; and further
Resolved,that the premium payable on the Joint Bond by the Trusts shall be allocated in proportion to the amount of premium that would have been payable by each Trust had each Trust separately obtained a fidelity bond equal to the minimum bond required under Rule 17g-1(d) under the 1940 Act based upon their respective gross assets as of the most recent quarter ended; and further
Resolved,that each Board does hereby approve the Trusts’ participation in the Joint Agreement among the parties participating in the Joint Bond to provide that the premium and any recoveries under the Bond will be allocated in a fair and equitable manner and in accordance with the terms of the Joint Agreement; and further
Resolved,that such Joint Bond is not to be cancelled, terminated or modified except upon 60 days’ written notice to both the affected party and the Securities and Exchange Commission; and that the officers of the Trusts and of the Trusts’ Administrator be, and hereby are, directed to make the filings, give the notices and take all other necessary actions required by Rule 17g-1; and further

Resolved, that, pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Trustees, having taken all relevant factors into consideration, including (if applicable), but not limited to, (i) the Trust’s participation in the Joint Policy is in the best interests of the investment company; (ii) the proposed premium for the Joint Policy to be allocated to the investment company, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to the investment company; (iii) the Joint Policy does not exclude coverage for bona fide claims made against any Trustee who is not an interested person of the investment company, or against the investment company if it is a co-defendant in the claim with the disinterested trustee, by another person insured under the Joint Policy; and (iv) a majority of the Independent Trustees, select and nominate any other Independent Trustees of the Trusts; hereby approve the payment of the premium of such policy as determined at the Meeting; and further
Resolved, that the officers of the Trusts be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Boards’ approval.
IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of October, 2008.
/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

JOINT FIDELITY BOND AGREEMENT
     AGREEMENT dated the 31st day of May 2008 between SPDR Series Trust and SPDR Index Shares Funds (each a “Trust”, together, the “Trusts”):
     WHEREAS, each Trust is required to maintain fidelity bond coverage up to a maximum bond of $2,500,000 under Rule 17g-1(d);
     WHEREAS, each Trust is a named insured under certain fidelity bond coverage written by Federal Insurance Company, a member company of The Chubb Group of Insurance Companies (the “Insurer”), in the aggregate amount of $5,000,000 as of the date of this Agreement (the “Fidelity Bond”), which Fidelity Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940; and
     WHEREAS, the Trusts desire to enter into an agreement in order to meet the requirements of Rule 17g-1(f) and to assure that premiums on the Fidelity Bond and any recovery received under the Fidelity Bond are allocated in a fair and equitable manner;
     NOW, THEREFORE, the Trusts do hereby agree as follows:
1. As of the date of this Agreement, the premium payable on the Fidelity Bond by each Trust shall be allocated in proportion to the amount of premium that would have been payable by each Trust had each Trust separately obtained a fidelity bond equal to the minimum bond required under Rule 17g-1(d) based upon their respective gross assets as of the most recent quarter ended.
2. In the event that the claims of loss of both Trusts are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as between the Trusts, the priorities for satisfaction of the claims under the Fidelity Bond shall apply:
a. First, all claims of each Trust which have been duly proven and established under the Fidelity Bond shall be satisfied up to the minimum amount of the Fidelity Bond, as determined pursuant to paragraph 1 hereof, required for such Trust, so that each Trust shall receive an amount equal to the amount which it would have otherwise received had it provided and maintained a single insured bond under Rule 17g-1(d); and
b. Second, the remaining amount of insurance, if any, shall then be applied to claims of the Trust in proportion to the total of the unsatisfied amount of the claims of each Trust.

3. If in the future any additional series Fund of a Trust is created (an “Additional Fund”), and if the Insurer is willing to add the Additional Portfolio as a named insured under the Fidelity Bond provided the amount of the Fidelity Bond is increased by an amount not less than the amount which would have been required for the Additional Funds to obtain a separate bond under Rule 17g-1(d), and upon giving in written notice to the Trusts thereunder, such Additional Fund shall become subject to this Agreement.
     IN WITNESS WHEREOF, each Trust has caused this Agreement to be executed by an officer thereunder duly authorized as of the date first above written.
SPDR Series Trust
SPDR Index Shares Funds

By:	/s/ James Ross
Name:	James Ross
Title:	President

Premium Statement.doc
State Street Bank and Trust Company
One Lincoln Street
Boston, MA 02111
October 31, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Office of Filings, Information & Consumer Service

Re:	SPDR® Series Trust (File No. 811-08839) SPDR® Index Shares Funds (File No. 811-21145) (together, the “Funds”) Fidelity Bond Filing Pursuant to Rule 17g-1
Dear Sir/Madam:
Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Funds’ Investment Company Blanket Bond in the amount of $5,000,000 has been submitted for payment for the July 1, 2008 to July 1, 2009 policy year, which is scheduled to be processed the week of November 3, 2008.
If you have any questions, please give me a call at 617-662-3909.
Very truly yours,
/s/Ryan M. Louvar
Ryan M. Louvar
Vice President and Senior Counsel
Secretary, SPDR Series Trust and SPDR Index Shares Funds